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CONTACT:   The Altman Group, Inc.
           (800) 217-9608 (toll free)

FOR IMMEDIATE RELEASE

         DENVER, COLORADO, February 13, 2004. As previously announced, AIMCO/Bethesda Holdings Acquisitions, Inc. is tendering for units of limited partnership interest in Oxford Residential Properties I Limited Partnership, subject to the terms of their Amended and Restated Offer to Purchase, as amended. AIMCO/Bethesda Holdings Acquisitions, Inc. has extended the expiration time of its offer. The expiration time for the offer has been extended to midnight, New York time, on Friday, February 27, 2004. The offer was previously scheduled to expire at midnight, New York time, on February 13, 2004.

         AIMCO/Bethesda Holdings Acquisitions, Inc. reported, based on information provided by the Information Agent for the offer, that as of the close of business on February 12, 2004, approximately 145 units (or approximately 0.62% of the units outstanding) had been tendered pursuant to the offer.

         For further information, please contact The Altman Group, Inc. at (800) 217-9608 (toll free), which is acting as the Information Agent for the offer.